UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

JIUZI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Change of Directors

Effective September 1, 2025, Mr. Jehn Min Lim (“Mr. Lim”) resigned as a director and the Chair of the Nomination Committee of the board of directors (the “Board”) of Jiuzi Holdings Inc. (the “Company” or the “Registrant”) and a member of the Compensation Committee and the Audit Committee. The resignation of Mr. Lim was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective September 1, 2025, Mr. Xinping Li (“Mr. Li”) was elected as a director by the remaining members of the Board to fill the vacancy resulting from the resignation of Mr. Lim. Mr. Li will also serve as the chair of the Nomination Committee, a member of the Compensation Committee and the Audit Committee, respectively, of the Board.

Mr. Li is an economics scholar and higher-education professional with long-standing teaching and administrative experience. Since April 2005, he has served as Professor and Associate Dean at the School of Economics and Management, Shaoyang University, where he lectures in economics and undertakes administrative responsibilities. From July 2021 to September 2023, he served as an Independent Director at China HSG REAL ESTATE INC. From July 2002 to March 2005, Mr. Li was a Lecturer in Economics at the School of Economics and Management, Jiujiang University. Mr. Li holds a Ph.D. in Economics from Liaoning University, a Master degree in Economics from Guangxi Normal University, and an Associate degree in Mathematics from Shaoyang Teachers College.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiuzi Holdings Inc.

Date: September 2, 2025	By:	/s/ Tao Li
Tao Li
Chief Executive Officer

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